July 19, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Attention: Mr. John P. Nolan

Re:	Ameris Bancorp

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 13, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007

File No. 001-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from John P. Nolan to the undersigned dated June 21, 2007. For the Staff’s convenience, our responses to your comments are included herein and referenced according to the following key:

Form 10-K, filed March 13, 2007 (the “Annual Report”)

Bullet point 1 – Comment regarding inconsistencies with respect to unallocated reserves in accounting policy and the tabular presentation of the allowance for loan losses. Page 3

Bullet point 2 – Comment regarding the revised tabular presentation of allowance differing from original presentation in the Annual Report. Page 4

Bullet point 3 – Comment regarding our reserve methodology and its consistency with the FFIEC’s 2001 policy statement. Page 5

Bullet point 4 – Comment regarding potential conversations with the FDIC. Page 8

Bullet point 5 – Comment regarding our controls and weaknesses highlighted by the Annual Report. Page 9

Tabular presentation of the allocation of the allowance for loan losses – revised to exclude unallocated amounts from our tabular presentation. Exhibit A

Any comments or questions regarding the Annual Report or this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr.
President & CEO

Bullet point 1 – Comment regarding unallocated amounts in our tabular presentation.

Our accounting policy does not call for any level of unallocated reserves, either in the calculation of the reserve or the allocation of the reserve across loan types. Our accounting policy statement concerning the allowance for loan losses has as its foundation loan grades that we assign to every loan. Each loan grade carries required reserve percentages. As individual loans (or homogenous groups of loans) exhibit strengths or weaknesses, management will change the grades or exclude them altogether from the general calculation. Normally, those excluded from the general calculation are assigned specific allocations where individual loans have exhibited deterioration in quality and management reviews the loans to determine more precise levels of exposure. Once we determine all loans are graded appropriately, we calculate the required reserve based on loan grades (“general reserve requirement”) and specific reserves (“specific reserve requirement”). Once satisfied as to accuracy on both components, management adds the general reserve requirement and the specific reserve requirement to determine total reserve required at each month end. That amount is measured against the actual general ledger balance and the difference is credited or charged to earnings through the provision for loan losses.

Management’s approach to calculating the reserve creates a specific and definable allowance for each loan. The methodology utilized in determining this reserve is critical in our process of assuring we have an adequate reserve determined in accordance with generally accepted accounting principle, and we have attempted to better communicate that methodology in this response. Our methodology for creating the reserve on a loan by loan basis has been consistently applied since 1998.

As new leadership in the Company’s finance department began reviewing financial reporting tables, it was determined that our tabular presentation of the allocation of the reserve for loan losses did not clearly reflect management’s reserve methodology. Our attempt to adjust the tabular presentation has unfortunately led the Commission, and perhaps other readers, to believe that we have changed our methodology for calculating the reserve when in fact we have not.

Specifically to the Commission’s question in bullet point one, our tabular presentation includes a line titled “unallocated”. The amounts in our previous tabular presentation labeled “unallocated” are the amounts of specific reserves in excess of the general reserves that would have been calculated had the loan not exhibited some weakness.

We have spent considerable time attempting to present a meaningful tabular presentation that reflects our reserve methodology and management’s practices. Given that our practice is to determine the reserve amount allocable to each loan, we believe a tabular presentation without an “unallocated” field would be more appropriate and have revised our proposed tabular presentation in Exhibit A, attached hereto.

Bullet point 2 – Comment regarding the revised tabular presentation of allowance differing from original presentation in the Annual Report.

In preparing our response and examining the data for future presentations, management determined that our tabular presentation would be more meaningful to readers if it was more detailed. The proposed tabular presentation differs from the original presentation (of the 2006 data in the Annual Report, as filed) in the following ways:

1.	Adds three loan type categories relating to real estate secured loans

2.	Removes the amounts titled “unallocated”, with those amounts now assigned to individual loans and ultimately loan categories in the presentation.

Additionally, in our Annual Report, the Company utilized a different method to present the 2006 data than had been used in prior years. As the Commission has pointed out, this inconsistent method caused confusion. Our revised tabular presentation addresses this issue by utilizing a method that is consistent across all periods.

Three additional loan categories relating to real estate – In preparing our current tabular presentation, management researched financial reporting for our industry and considered our own concentrations that we determined would be informative to readers. This research led us to believe that our previous tabular presentation was not detailed enough, particularly concerning loan categories related to real estate. Our industry’s concentration of loans secured by real estate has been of particular interest to investors and additional categories provide greater visibility for shareholders.

Removal of “unallocated” amounts – this is discussed in more detail in the first section of this response. Management believes that it is misleading to include amounts as “unallocated” when our reserve methodology allocates all amounts in the reserve to specific loans.

In summary, management revised the tabular presentation to provide readers with more detailed information regarding our allocation of the allowance for loan losses. We are confident that our new tabular presentation is more representative of detail found in financial reporting for our industry. Also, our new presentation, set forth in Exhibit A, is consistent with our reserve methodology for all periods.

Bullet point 3 – Comment regarding our reserve methodology and its consistency with the FFIEC’s 2001 policy statement.

We have reviewed our loan loss reserve methodology relative to the FFIEC’s 2001 Policy Statement (“Policy Statement”) and believe that our methodology conforms, in all material respects, to that Policy Statement. In addition to executive management review, our methodology is reviewed by our regulatory supervisory agencies (FDIC and State of Georgia Department of Banking and Finance) at scheduled examinations as well as by external auditors. These examinations and reviews have never resulted in criticism related to non-compliance with the Policy Statement.

Our previous response intended to demonstrate that management had unfortunately used inconsistent methods for preparing the tabular presentation of the allocation of the loan loss reserve across certain loan types. While our tabular presentation was inconsistently prepared (and thus misleading), our reserve methodology has been consistently applied over all periods presented. Our revised tabular presentation is prepared in full compliance with our reserve methodology and better illustrates our consistent application of a reserve methodology that is in compliance with the FFIEC’s Policy Statement. The only modification to our application of our reserve methodology was an additional “pass” rating in 2006 that we believed reflected a discernable segment of our portfolio that exhibited a lower risk of loss and, as such, needed to be segregated and reserved accordingly.

Our reserve methodology includes four key control points, illustrated below:

1.	A detailed analysis of the loan portfolio that is provided to, and reviewed by our Board of Directors at their monthly meetings.

2.	Our methodology determines the risk rating of loans on an individual basis. The accuracy of the risk rating is paramount to determining the adequacy of the reserve as each rating is assigned a loss factor that, when added to any specific allocations, equates to the total loan loss reserve need. That amount is measured against the actual general ledger balance and the difference is credited or charged to earnings through the provision for loan losses.

We utilize eight risk ratings, four pass and four criticized. The lending officer is responsible for assigning the proper risk rating. Because of the importance of accurate ratings to our overall methodology and determination of the reserve for loan losses, the rating definitions are clearly stated within our loan policy and discussed regularly during loan committee meetings. The assigned ratings are tested regularly by our regulatory agencies, as well as internal and external loan review.

Internal loan reviews are conducted at each of our banking offices at least quarterly, with an emphasis on loan relationships in excess of $250M. On an annual basis, approximately 75% of our loans are reviewed either by internal loan review or a contracted third party loan review. Each review consists of a determination that an appropriate rating has been assigned to the loan. Inappropriate ratings determined through these reviews are corrected and communicated to the Company’s Chief Credit Officer.

3.	Identified impaired loans are to be accounted for in accordance with FAS 114. If the loan(s) is found to be impaired and requires a specific reserve allocation, it is removed from the general reserve so as to not layer the allowance.

4.	Loss estimates are then consolidated so that our general ledger is recorded in accordance with GAAP.

Our determination of estimated losses to be assigned to each rating considers those items reflected in the Policy Statement, as follows:

1.	Historical loss measures and trends. The Company considers historical loss measures and trends as an objective foundation for estimating loss rates.

2.	Loan portfolio growth, risk selection, and underwriting practices. We have completed two acquisitions within the past two years that, in addition to internal growth, have added approximately $600 million in loans to our portfolio. In addition, like many banks within our peer group, much of that growth has been in the commercial real estate segments of the portfolio.

As a result of the loan growth, we have added many new lending officers that must become acclimated to our credit culture, underwriting standards and general style of risk management. We consider the impact of assimilating and training new lenders, understanding the dynamics of new markets, and fine-tuning our underwriting standards to maintain harmony between market demands and risk management on our loss estimates.

3.

Levels of and trends in our internal watch list. As we regularly assess the quality of individual loans, our internal watch list varies in size and scope. Trends in the internal watch list are generally more important than nominal levels as the trend line helps us determine where we need additional resources or tighter controls on credit.

Regularly, management reviews the internal watch list in conjunction with trends on the level of these loans as well as a significant amount of local and regional economic data to identify weaknesses as early as possible.

4.	Levels of and trends in delinquencies and impaired loans. To date, we have not experienced a material increase in the levels of either delinquencies or impaired loans.

5.	Levels of and trends in charge-offs and recoveries. Historically, our Company has experienced net charge-offs at levels significantly higher than our peer group and the industry as a whole. We have identified the reasons for those increased losses and have in recent years implemented improved credit risk controls that are improving our loss ratios. In addition, our Company’s merger and acquisition strategies historically targeted companies with identified credit problems as likely candidates. Current strategy consists of more “de-novo” style growth into new markets where our credit culture is introduced early in the process, or merger candidates with problems concentrated in a relatively small number of loan relationships. As our loan losses continue to moderate and our moving averages come in line with the industry’s historical loss ratios, management gains additional confidence that our improved credit risk controls are effective. Some of these new controls include:

a.	Implementing a bias toward recruiting seasoned loan officers with a reputation of better loan quality and lower than average losses;

b.	Recruiting experienced management to supervise the credit function;

c.	Increased authority given to the Chief Credit Officer to oversee the Company’s credit culture and to drive the strategic initiative of improving quality in our portfolio; and

d.	Establishing a centralized Special Assets Division to concentrate on problem loan remediation and recoveries of previously charged-off loans.

6.	Levels of and trends in concentrations of credit. Our recent loan growth has resulted in a change in our concentrations of credit. Overall commercial real estate, as well as the construction and development segment, has increased significantly. We believe that our underwriting practices are adequate for the complexity of the loans we originate. However, since the growth in that segment has been over a relatively short period of time, a discernable trend of potential losses has not yet become evident.

7.	Experience, ability, and depth of lending management. We have added many new lending officers over the past two years due to expansion and acquisition. Many of today’s lending officers have not experienced recessionary economic environments that would cause deterioration in collateral values and resulting weakness in the portfolio. Some of our real estate markets show signs of weakness and trends are different than those experienced in recent years.

8.	National, regional, and local economic trends. Because many of our markets are not metropolitan or very well developed, we are subject to relatively high levels of employment concentrated in few employers, in addition to the potential impact of changes at certain military installations. Whereas the environment may be stable at present, a change could result in significantly different trends in watch list loans, non-performing assets and net losses. Additionally, a portion of our loan portfolio is agriculture dependent and therefore subject to political processes and changes in levels of support from congressional funding.

Our collection and review of data concerning economic conditions is thorough. This review of data helps form management’s opinion as to the condition of the markets we serve and has, in the past, helped management identify weaknesses early enough to avoid excessive risks or losses. Our monthly review of local economic data for each MSA in which we operate generally includes housing permits, real estate sales, job growth and unemployment. Regional and national economic reviews also include those items as well as more general data and trends.

In summary, we are confident that our reserve is appropriate for all periods presented. Three reasons in particular lead us to this conclusion:

a.	Our methodology for determining the reserve is in compliance with the Policy Statement as stated earlier in this section as well as generally accepted accounting principles;

b.	Our reserve methodology and resulting levels of reserves have been tested by regulatory agencies, internal and external audit, and executive management. No examination to date has resulted in criticisms or proposed adjustments; and

c.	The risk ratings used and their estimated loss factors are reviewed regularly. While certain of the factors used in determining the loss ratios are subjective, management collects and reviews a significant amount of data and research to help form a basis for our conclusions.

Bullet point 4 – Comment regarding communications with the FDIC.

We have had no recent conversations with the FDIC regarding our loan loss methodology, the determination of our allocation of the allowance for loan losses, current disclosures or proposed changes to our disclosures. Our most recent FDIC examination occurred in 2005 when our corporate structure included twelve separate bank charters.

Each charter operated under our uniform corporate loan loss reserve methodology administered by our Chief Credit Officer and corporate loan administration staff. At no time during an examination by the FDIC have we been criticized on our reserve methodology or management’s approach to determining the adequacy or appropriateness of the reserve.

A more recent examination was conducted by the Georgia Department of Banking and Finance during the summer of 2006. Our corporate structure at that time had been principally consolidated and the examiners were able to focus their efforts on our Company as one bank with a loan portfolio not materially different than our year end numbers reflect. There were also no criticisms of our reserve adequacy or methodology during this examination.

Bullet point 5 – Comment regarding effectiveness of controls.

We are continually monitoring the quality of our external financial reporting. Critical to this process is the quality of our internal controls that could identify errors before being released. This process is ongoing and we regularly identify opportunities to strengthen our controls and the quality of our data.

As the Commission points out, our incorrect financial disclosures in the Annual Report highlights a weakness in our internal controls over financial reporting. We have considered this weakness and strengthened our financial reporting capabilities and internal controls. Specific weaknesses that we have considered in conjunction with this error and our actions are as follows:

1.	Preparation and review of financial reporting concerning the loan portfolio and the allowance for loan losses were performed in the accounting area where there was insufficient understanding of the financial reporting requirements of executive management or regulatory agencies – We identified this issue during the third quarter of 2006 and implemented a change whereby our Chief Credit Officer and his loan administration staff would produce the elements of our financial reporting that concerned the loan portfolio, certain credit risk reports (specifically data on non-performing assets), and information on the allowance for loan losses. It was this change that ultimately led to the revised tabular presentation as our Chief Credit Officer recognized the divide between the tabular presentation as historically prepared and our day-to-day understanding of the allocation of the reserve.

2.	Excessive reliance on outside parties for the preparation of external financial reporting, specifically quarterly and annual SEC reporting – We identified this risk early in the first quarter of 2005 and have been aggressively training internal staff and hiring additional staff to assume these important roles. Early in 2005, certain tactical points were added to the Company’s strategic plan that addressed this specific issue. Over the course of two years, staffing levels have been increased to include two financial reporting analysts and a Sarbanes-Oxley auditor. As we approached the end of 2006, management determined that the staffing levels and their technical abilities were appropriate for the upcoming reporting season. After evaluating the performance of the group, management believes additional managerial expertise is required and is in the final stages of recruiting a seasoned manager with significant experience related to SEC reporting.

3.	Time constraints on our financial reporting staff were significant – We identified this control risk late in the fourth quarter of 2006 as we evaluated the staff and the upcoming responsibilities that related to financial reporting as well as other duties and responsibilities. Conversations with the partners of our outside audit firm highlighted this challenge. The financial reporting and accounting staff performed very well and for the most part met management’s expectations. One of the last tables to be completed was the tabular presentation of the allocation of the allowance for loan losses. As our Chief Credit Officer and his staff prepared the data, they did so without regard to processes used in prior years. As they finished the table, management determined a different process had been used to prepare the data causing large fluctuations from prior periods to data presented for 2006. As management reviewed the report, we underestimated the impact the fluctuations would have in causing readers to potentially believe that we had changed our reserve methodology. We are confident that our new corporate structure (one subsidiary instead of fourteen subsidiaries), financial reporting staff becoming progressively better trained and an additional financial manager with significant SEC experience will prevent this type of error from happening in the future.

Comment requesting that we amend our previous filing. After considering our responses, management believes that the filing of an amendment to the Annual Report would be appropriate but would request a delay in filing until all comments and the proposed filing are found acceptable to the Commission.

Exhibit A

Annual Report

Management’s Discussion and Analysis

Tabular presentation of the Allocation of the Allowance for Loan Losses

Revised disclosure for future filings showing additional loan detail and revised numbers for the year 2002-2005 to reflect management’s actual methodology for allocating allowances across various loan types.

	At December 31,
	2006		2005		2004		2003		2002
	(Dollars in Thousands)
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial, financial, industrial and agricultural	$3,792	13%	$4,215	14%	$3,030	16%	$2,332	16%	$2,745	19%
Commercial R/E	12,976	55	11,354	54	7,344	51	7,857	50	7,307	45

Total Commercial	16,768	68	15,569	68	10,374	67	10,189	66	10,052	64

Residential R/E	2,325	10	2,585	12	1,986	14	2,180	16	2,296	17
Agricultural R/E	1,331	6	1,359	7	970	7	884	7	968	7
Construction	3,293	11	1,270	6	553	4	364	3	204	2
Consumer Installment	1,146	5	1,511	7	1,610	8	1,346	8	1,348	10

	$24,863	100%	$22,294	100%	$15,493	100%	$14,963	100%	$14,868	100%